May 4, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Chris Dunham, Staff Attorney

Re:	Origin Bancorp, Inc. Registration Statement on Form S-1 File No. 333-224225
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Origin Bancorp, Inc., a Louisiana corporation (the “Company”), hereby requests that the effective date of the Company’s registration statement on Form S-1 (File No. 333-224225) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m., Eastern Time, on Tuesday, May 8, 2018, or as soon thereafter as practicable.
We request that we be notified of such effectiveness by a telephone call to Geoffrey S. Kay of Fenimore, Kay, Harrison & Ford, LLP, the Company’s counsel, at (512) 583-5909 and that such effectiveness also be confirmed in writing.
The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Origin Bancorp, Inc.

By:	/s/ Drake Mills
Name: Drake Milles
Title: Chairman, President and Chief Executive Officer